

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 13, 2007

Mr. José N. Chirinos
Chief Financial Officer
Southern Copper Corporation
11811 North Tatum Blvd., Suite 2500
Phoenix, Arizona 85028

> **Re:** **Southern Copper Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 3, 2007**
> **File No. 001-14066**

Dear Mr. Chirinos:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page A3

Nueva Rosita Coal and Coke Complex, page A35

1.   We note your disclosure that "In February 2006, a gas explosion occurred at our Pasta de Conchos mine. The underground mine has been closed since then and will remain closed until we complete efforts to recover the remains of our workers lost in the accident." Please tell us whether or not this explosion represented an event or change in circumstance that required an impairment analysis in accordance with paragraph 8 of FAS 144 or otherwise advise. If applicable, please provide the analysis you used to test for impairment of this asset and the corresponding results of that analysis.

Ore Reserves, page A58

2.   We note your disclosure that "Our Peruvian operations, including the Toquepala and Cuajone reserves, are classified into proven (measured), probable (indicated) and possible (inferred) categories based on a RCB Index (Relative Confidence Bound Index) that measures our level of geologic knowledge and confidence in each block. The RCB index is a measure of relative confidence in the block grade estimate. This approach combines the local variability of the composites used to krig a block with the Kriging variance and incorporates the use of confidence intervals in measuring uncertainty of the block estimates relative to each other. The final resource classification is then based on the distribution of these RCB values for blocks above 0.05% Cu. It is the distribution that is used to find the breaks between proven/probable and probable/possible." Note that under U.S. GAAP, the proven and probable reserve quantities used to account for your operations are determined by the guidelines set forth in Industry Guide 7. Please tell us how the RCB Index you are using complies with Industry Guide 7. In addition, please confirm, if true, that the reserve quantities used to measure the financial results of your mining operations are limited to proven and probable reserves, as defined by Industry Guide 7, or otherwise advise. We may have further questions.

Note 2 – Summary of Significant Accounting Polices, page A105

Property, page A107

3.   Please tell us and disclose your accounting policy associated with drilling and
        related costs incurred to convert measured, indicated and inferred resources to
        reserves at your development and/or production stage properties.

4.   In addition, please tell us and disclose your accounting policy for costs incurred to
        identify new resources beyond your existing inferred resources at development or
        production stage mines.

Business segments, page A110

5.   We note your statement that "because of the demands of managing operations in
        two countries, effective April 1, 2005, Company management views the new
        Southern Copper as having three operating segments and manages on the basis of
        these segments." Please support your conclusion, under the guidance in
        paragraph 10 of FAS 131, that you have three operating segments. We note your
        statement that your chief operating decision maker manages operations in two
        countries.

Note 6 – Capitalized Mine Stripping Costs and Leachable Material, page A113

6.   Please tell us how you define a "mine" for purposes of complying with EITF 04-6
        or more specifically, for the purposes of determining the commencement of the
        production stage and also for the purpose of accounting for stripping costs.

7.   Please tell us and disclose your accounting policy for deferred stripping when
        multiple pits exist within a mining complex that share common infrastructure and
        processing equipment and a common ore body. Specifically, address your
        accounting for stripping costs associated with the initial overburden removal of
        newly created pits that are within close proximity to producing pits.

Note 8 – Income Taxes, page A114

Out of period adjustment, page A116

8.   We note from your disclosure that you performed a comprehensive deferred tax
        analysis and that the "combined net effect of the deferred tax analysis was an
        increase in the total income tax expense of $4.2 million." We further note your
        statement that "The Company accounted for this adjustment as an out of period
        adjustment as it falls below the materiality levels established in the Company's

SAB 108 analysis." Please explain to us in greater detail the nature of the errors you identified and how you analyzed the errors both individually and in the aggregate. Please address how you determined that these errors were not material on an annual basis to the prior years you identified for review.

Note 15 – Stockholders' Equity, page A137

Treasury Stock, page A138

9. We note your disclosure that the "Beginning balance of 2004 has been reclassified from additional paid in capital to treasury stock for $72.9 million, which represents the carrying value of the investment in shares held by one of its Mexican subsidiaries in its controlling shareholder Grupo Mexico." Please explain why you believe it is appropriate to report these shares as equity and not as a liability. Refer to EITF 98-2.

Controls and Procedures, page A153

10. You disclose that your officers have concluded that your "... disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's period SEC filings." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures "means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007.

Exhibits 31.1 and 31.2

11.   We note that the wording of your certification pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the
        Act. In this regard, there is no provision for your certifying officer to identify the
        position held with the Company in the first line of the certification or to
        specifically refer to the report as "annual" or "quarterly." Please refer to FAQ 11
        within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 –
        Frequently Asked Questions, located at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of
        Regulation S-K for the exact text of the required Section 302 certification and
        amend your exhibits as appropriate. This comment also applies to the
        certifications attached to your Form 10-Q for the quarter ended June 30, 2007.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Condensed Consolidated Statement of Cash Flows, page 5

12.   Please explain why the Loss on sale of marketable securities is the same amount
        for both operating and investing activities.

Note L. Commitments and Contingencies, page 15

Mine accident, page 25

13.   We note your disclosure that "On April 16, 2007 the judge terminated the case
        due to the indemnification for damages to the families of the victims." Please
        expand your disclosure to clarify whether or not you were required to pay
        damages to the families of the victims and if so, the total amount paid or
        otherwise advise why you believe your current disclosure is sufficient.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2006

Exploration Activities, page 36

14.   Mineralized material or deposit is a mineralized body which has been delineated
        by appropriate drilling and/or underground sampling to establish continuity and
        support an estimate of tonnage and an average grade of the selected metals.
        Under SEC standards, such a deposit does not qualify as a reserve until a
        comprehensive evaluation, based upon unit costs, grade, recoveries, and other

factors concludes economic and legal feasibility. Please state that your Peruvian and Mexican exploration properties do not have proven or probable reserves at this time and classify the tonnage and grade of the Las Chancas and Chalchihuites projects as mineralized material.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief